Exhibit 99.1

Bragg Gaming Content Live with Caliente Interactive, Mexico’s Largest iGaming Provider

Expands North American Rollout of Company’s Proprietary and Exclusive Content

Toronto, April 11, 2023 - Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it is live with online games, including its proprietary and exclusive third-party content, in Mexico with Caliente Interactive, the market’s iGaming leader. The rollout of games with Caliente Interactive reflects Bragg’s continued expansion of its proprietary and exclusive content across North America.

Proprietary content such as Egyptian Magic, Fairy Dust and the Girl with the Golden Eyes from Bragg’s Atomic Slot Lab studio, new exclusive premium content from the Company’s partner studios, as well as a rich portfolio of games from global game development studios is now available to Caliente Interactive’s customers in Mexico at www.caliente.mx.

According to H2 Gambling Capital, the interactive gambling market in Mexico is on track to generate US $814 million in Gross Win in 2023, with around half of the revenues expected from the online casino segment.

Yaniv Sherman, Chief Executive Officer at Bragg, said: “Expanding our content to Caliente Interactive is another successful step in our initiative to be a provider of exciting, player-engaging content to leading iGaming operators around the world. We are excited to feature our newest proprietary and exclusive third-party content with the leading iGaming operator in Mexico as this new relationship provides us with a unique platform we can leverage to introduce our innovative games to players in the market.

“We have already made tremendous progress with our North American growth strategy, and we expect our success will continue to accelerate as we debut our new offerings in additional iGaming markets across this region. With our RGS capabilities and growing portfolio of proprietary and exclusive third-party premium content, including from our popular Atomic Slot Lab studio, Bragg is favorably positioned to become a leading iGaming supplier in North America.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group